SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                  ____________________________________________

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Global Sources Ltd.
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                                (Name of Issuer)

                    Common Shares, Par Value $0.01 per share
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                         (Title of Class of Securities)

                                   G 39300 101
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                                 (CUSIP Number)

                                Merle A. Hinrich
                             c/o Global Sources Ltd.
                                  Canon's Court
                               22 Victoria Street
                                 Hamilton, HM 12
                                     Bermuda


                                 with a copy to

                              James J. Clark, Esq.
                           Cahill Gordon & Reindel LLP
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3849
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 27, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  G 39300 101
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      (1) NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Merle A. Hinrich
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      (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
          Instructions)
          (a) [ ]
          (b)  [  ]
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      (3) SEC USE ONLY

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      (4) SOURCE OF FUNDS
          OO
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      (5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)
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      (6) CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States
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   Number of      (7)    SOLE VOTING POWER
     Shares              17,686,857
                  --------------------------------------------------------------
  Beneficially    (8)    SHARED VOTING POWER
     Owned               0
                  --------------------------------------------------------------
    by Each       (9)    SOLE DISPOSITIVE POWER
   Reporting             11,504
                  --------------------------------------------------------------
  Person With     (10)   SHARED DISPOSITIVE POWER
                         17,675,353
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      (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,686,857
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      (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [  ]
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      (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           67.2% (based on 26,313,949 Common Shares outstanding on
           November 27, 2003)
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      (14) TYPE OF REPORTING PERSON
           IN
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



Item 1.  Security and Issuer.

     Common Shares, $0.01 par value, of Global Sources Ltd. (the "Issuer"), a Bermuda corporation whose principal executive offices are located at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

Item 2.  Identity and Background.

     This Schedule 13D is being filed on behalf of Merle A. Hinrich (the "Reporting Party").

     The business address of the Reporting Party is Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda.

     The Reporting Party has not been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Party is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     Pursuant to a Purchase Agreement, dated as of November 27, 2003, among the Reporting Party, Hill Street Trustees Limited (the "Trustee") and Hung Lay Si Co. Limited (the "Sellers") (the "Purchase Agreement"), the Reporting Party purchased 13,667,132 of the Issuer's Common Shares at a cash purchase price of $8 per share. The Quan Gung '86 Trust is financing the purchase of the Common Shares by the Reporting Party. The Purchase Price will be due on the earlier of
(a) the tenth anniversary of the date of the Purchase Agreement and (b) the death of the Reporting Party, subject to proceedings under applicable bankruptcy or insolvency laws (the "Payment Date").

     Pursuant to a Security Agreement dated as of November 27, 2003, among the Reporting Party, the Trustee and the Seller (the "Security Agreement"), the Reporting Party has granted the Seller a security interest in all the Common Shares purchased pursuant to the Purchase Agreement and 4,008,221 Common Shares previously held by the Reporting Party.

Item 4.  Purpose of the Transaction.

     The purpose of the transaction was to increase the Reporting Party's equity investment in the Issuer and to obtain a controlling equity interest in the Issuer.

     In his capacity as controlling shareholder of the Issuer and as Chairman of its Board of Directors and its Chief Executive Officer, the Reporting Party intends to take an active role in the Issuer's management.

     While the Reporting Party has no specific plans or proposals that relate to or that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Sched-



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

ule 13D, in pursuing the best interests of the Issuer, the Reporting Party may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of Issuer.

     (a) The Reporting Party is the beneficial owner of 17,686,857 Common Shares representing 67.2% of the outstanding Common Shares (based on 26,313,949 Common Shares outstanding on November 27, 2003).

     (b) The Reporting Party has the sole power to vote the shares beneficially owned by him. The Reporting Party has shared power to dispose of the shares beneficially owned by him, except for 11,504 shares of which the Reporting Party has sole power to dispose. The parties sharing the power to dispose of the shares with the Reporting Party are the Seller and the Trustee pursuant to the Purchase Agreement and Security Agreement. See Item 6

     (c) See Item 3.

     (d) See Item 6.

     (e) N/A.

Item 6.  Contracts, Arrangements, Understanding or
         Relationships with Respect to Securities of the Issuer.

     The following descriptions of certain terms of the Purchase Agreement and the Security Agreement are qualified in their entirety by reference to the Purchase Agreement and the Security Agreement, copies of which are attached hereto as Exhibits.

     Dividend Payment. The Purchase Agreement provides that in addition to the purchase price, the Reporting Party shall pay to the Seller 50% of cash dividends, if any, declared and paid by the Issuer for any of the Common Shares purchased by the Reporting Party that remain subject to the Seller's security interest in such Common Shares at the time so declared and paid.

     Default Interest. The Purchase Agreement provides that if the Reporting Party fails to pay on the date due any sum due and payable (whether the purchase price, dividend payment or otherwise) then such unpaid amounts shall bear interest until discharged at LIBOR plus 1% per annum.

     Right of First Refusal. The Purchase Agreement provides that until the entire purchase price and all dividend payments have been received by the Seller, if the Reporting Party wishes to transfer or sell any of the Common Shares subject to the security interest to any person other than the Seller and/or the Trustee in a private transaction or on the open market, the Seller and the Trustee shall, upon written notice of such transaction, have 28 days to offer to purchase any of the Common Shares subject of the transfer or sale on the same terms and conditions. If the transfer or sale is with the Seller and/or the Trustee, the Seller and/or the Trustee, as the case may be, may deduct any of the outstanding purchase price, dividend payment and default interest from the price it pays for such Common Shares; provided that if the transferor is the Trustee any balance after such deduction shall be paid to the Reporting Party. Notwithstanding the foregoing, under no circumstances may the Re-



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

porting Party transfer or sell privately or publicly any Common Shares subject to the security interest to any person other than the Sellers without prior consent of the Seller.

     Call Option. The Purchase Agreement provides that, until the entire purchase price and all dividend payments have been received by the Seller, on or after the date upon which the Issuer ceases to be a public company, the Seller has an option to purchase any of the Sale Shares (see below) subject to the security interest at $8 per share. The Seller shall transfer to the Reporting Party the difference between (a) the call price and (b) the outstanding purchase price, dividend payments and default interest.

     Security Interest. The Purchase Agreement and the Security Agreement provide that the Reporting Party shall grant to the Seller, as security for the purchase price, dividend payments and any default interest, a first priority security interest in 4,008,221 shares previously owned by the Reporting Party (the "Personal Shares") and the 13,667,132 purchased shares (the "Sale
Shares"). For every $8 of the purchase price received by the Seller from the Reporting Party, the Seller shall release its security interest in one Sale Share; provided that (a) no dividend payment or default interest is outstanding, (b) the Seller believes its security interest is not jeopardized and (c) a release is executed. If at any time prior to the Payment Date the value of the Personal Shares subject to the security interest (the "Secured Personal Shares") exceeds 50% of the purchase price outstanding, then upon request from the Reporting Party, the Seller shall release from the security interest such number of Secured Personal Shares that in the Seller's opinion would ensure that at least 50% of the outstanding purchase price remains covered by the value of the other Secured Personal Shares.

     Voting Rights. Pursuant to the Security Agreement, upon an event of default the Seller may exercise in the name of the Reporting Party any voting rights and any powers or rights which may be exercised by the Reporting Party in respect of the Common Shares subject to the security interest; provided, however, that unless written notice has been delivered by the Seller to the Reporting Party, the Reporting Party shall receive all dividends or other amounts (except as provided in "Dividend Payment" above) and exercise all voting and other consensual powers or rights with respect to such Common Shares, provided further, however, that the Reporting Party shall not act in any way which could be reasonable be expected to violate the Purchase Agreement or impair the security interest.

     Contingent Irrevocable Proxy. The Security Agreement provides that the Reporting Party shall deposit with the Seller an irrevocable proxy in respect of the Common Shares subject to the security interest which may not be exercised by the Seller until or after such time as such security interest becomes enforceable in accordance with the terms of the Security Agreement.

     Transfer of Voting Power. Pursuant to the Security Agreement, upon an event of default under the Purchase Agreement or the Security Agreement, the death, insolvency or bankruptcy of the Reporting Party or a demand being made for the payment of all or any of the obligations of the Reporting Party owing to the Sellers or the Trustee, the Seller may (a) exercise voting and/or consensual powers over the shares subject to the security interest, (b) receive dividends and (c) transfer the Common Shares subject to the security interest as it deems fit.

     Except as otherwise set forth in Item 3 and this Item 6 of this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Party and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finders fees, joint ventures, loan or


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oppositions arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

     Exhibit 1. Purchase Agreement, dated as of November 27, 2003, among the Reporting Party, Hill Street Trustees Limited and Hung Lay Si Co. Limited.

     Exhibit 2. Security Agreement, dated November 27, 2003, among the Reporting Party, Hung Lay Si Co. Limited and Hill Street Trustees Limited.




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




                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 8, 2003

                                            /s/ Merle A. Hinrich
                                            ------------------------------------
                                                Merle A. Hinrich


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative's authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)




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